Norampac Inc. Acquires Instabox Saskatchewan Inc.

Montreal, Quebec, May 7th, 2003 - Norampac Inc. has entered into an agreement to acquire Instabox Saskatchewan Inc. assets. In business for over 30 years, Instabox Saskatchewan Inc. operates a corrugated product converting plant.

Instabox, located in Saskatoon, has a well-established customer base, good equipment, experienced personnel, and provides a wide range of products and services.

With the Instabox acquisition, Norampac increases its presence in the Western Canadian market. The acquisition will ensure that existing Instabox customers will continue to benefit from quality products and services from the existing Norampac facility located in Saskatoon. In addition, Norampac will continue to draw on the synergies of other converting plants, primary mills, and technical resources. Norampac will assure the transition with the help of Instabox management.

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Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSE) and Cascades Inc. (symbol : CAS-TSE).

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For further information:

Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andre_depin@norampac.com	Anne-Marie Gagné Manager, Communications Norampac iInc. (514) 284-9873 anne-marie_gagne@norampac.com